SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 19, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 19, 2007

Pratt & Whitney Wins US$345 Million Engine Order from TAM Airlines

São Paulo, June 19, 2007 – TAM Airlines has selected Pratt & Whitney PW4168A engines to power the airline”s new A330 aircraft in a deal valued at more than US$345 million. The contract includes installed and spare engines for six firm A330-200 aircraft. Pratt & Whitney is a division of United Technologies Corp. (NYSE:UTX)

“The Pratt & Whitney PW4168A provides excellent performance for the A330, making it a good solution for our new aircraft,” said Marco Bologna, President, TAM Linhas Aereas, S.A.

The PW4168A engines are covered by an exclusive 12-year service agreement provided by Pratt & Whitney Global Service Partners. TAM Airlines based in São Paulo, Brazil, currently operates five A330s with Pratt & Whitney PW4168A model engines.

“TAM has been a very successful airline in Latin America and a market leader in Brazil and we are excited to have the opportunity to continue our partnership with TAM Airlines by powering their new long-haul fleet expansion,” said Todd Kallman, President of Pratt & Whitney Commercial Engines.

The PW4170 model engines with Advantage70(TM) deliver the best combination of aircraft performance for the A330 family of aircraft. The Advantage70 technology upgrade delivers enhanced engine performance, lower fuel consumption, increased durability and reduced maintenance costs.

Pratt & Whitney has over 17,000 aircraft engines installed with hundreds of airlines around the world. Additionally, Pratt & Whitney is a leading partner in two joint venture companies that manufacture commercial aircraft engines: International Aero Engines, which makes the V2500 for the Airbus A320 family of aircraft, and the Engine Alliance, whose GP7200 engine is FAR 33 certified for the new Airbus A380.

Pratt & Whitney is a world leader in the design, manufacture and service of aircraft engines, space propulsion systems and industrial gas turbines. United Technologies, based in Hartford, Conn., is a diversified company providing high technology products and services to the global aerospace and building industries.

Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and closed May 2007 with a 49.7% domestic market share and a 72.4% international market share. The company operates flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded 4.3 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.